Exhibit 99.1

SciSparc Finalizes Exclusive Global Out-Licensing Agreement for its Pain Therapy Valued at $3 million

SciSparc will receive consideration in shares, and in addition may receive cash payments and fees if certain development milestones are met

TEL AVIV, Israel, Aug. 16, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced that it has signed an Exclusive Patent License Agreement (the “License Agreement”) with Polyrizon Ltd. (“Polyrizon”) for the out-licensing of its SCI-160 program (the “Assets”) for the treatment of pain.

According to the License Agreement, Polyrizon will receive exclusive, royalty-bearing global license to develop and sublicense the Assets. In exchange, SciSparc would be entitled to receive consideration in the form of Polyrizon securities valued at $3 million, as well as potentially milestone fees of approximately $3 million in cash, if certain development milestones will be met, as well as royalties.

SCI-160 is an innovative, proprietary synthetic combination of cannabinoids and N-acylethanolamines in the field of pain treatment. Based on numerous pre-clinical studies conducted by the Company, several proprietary combinations have been found to be involved in mediating analgesic effects in the peripheral nervous system without causing significant side effects in both acute and chronic pain.

Moreover, in certain studies, SCI-160 was found to be well tolerated, did not cause any significant adverse clinical effects, and had a comparable analgesic effect to high-dose morphine and, in some instances, exerted even greater potency. While prescription opioids are effective treatments for moderate-to-severe pain, the abuse of such opioids is a significant public health issue according to the Centers for Disease Control and Prevention.

“We are pleased to finalize the License Agreement for the out-licensing of the SCI-160 program for treating pain. The License Agreement may allow us to enjoy royalties and milestones payments from the SCI-160 program, without investing additional funds in the development.” said Oz Adler, SciSparc's Chief Executive Officer.

Mr. Oz Adler, SciSparc’s Chief Executive Officer and Chief Financial Officer, is a member of the board of directors of Polyrizon.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential of receiving royalties and development milestone fees and that the License Agreement may enable the Company to enjoy royalies and milestones payments from the SCI-160 program, without investing additional funds in the development. The Company may not receive any royalties or milestone fees as a result of the License Agreement. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055